SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For March 2005
Commission File Number 0-28800
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DRDGOLD Limited
45 Empire Road
Parktown
Johannesburg, South Africa, 2193
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes
No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-102800) and Registration Statement on Form F-4 (Registration No. 333-121386) of DRDGOLD Limited (the "Company") filed with the Securities and Exchange Commission on September 30, 2003 and December 17, 2004 respectively, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.
Attached to the Registrant Form 6-K filing for the month of March 2005, incorporated by reference herein:
Exhibit
99.1   Release dated March 17, 2005, entitled “DRDGOLD Suspends Operations at its
North West Operations’ No. 2 Shaft Following Further Earth Tremors”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: March 22, 2005
By:    /s/ Andrea Townsend
Name: Andrea Townsend
Title: Company Secretary

Exhibit 99.1
DRDGOLD SUSPENDS OPERATIONS AT ITS NORTH WEST OPERATIONS’
NO. 2 SHAFT FOLLOWING FURTHER EARTH TREMORS
DRDGOLD Limited
(Formerly Durban Roodepoort Deep, Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
Share code: DRD
ISIN: ZAE000058723
ARBN number: 086 277 616
NASDAQ trading symbol: DROOY
(“DRDGOLD”)
DRDGOLD SUSPENDS OPERATIONS AT ITS NORTH WEST OPERATIONS’ NO. 2 SHAFT FOLLOWING FURTHER EARTH TREMORS
DRDGOLD yesterday suspended operations at its North West Operations (“NWO”) No. 2 Shaft following a further tremor, which knocked out three production panels.
No one was seriously injured in the tremor.
A full risk assessment of No. 2 Shaft is being conducted by the NWO’s rock engineering department.
Operations at the NWO No. 5 Shaft remain suspended following an earthquake last Wednesday, 9 March 2004 that registered 5.3 on the Richter Scale.
Preliminary indications are that the damage to the No. 5 shaft area is extensive. An overall assessment from a risk and financial perspective is currently under investigation at No. 5 shaft.
DRDGOLD’s NWO are currently undergoing an operational review in terms of Section 189 of the Labour Relations Act after the operations recorded losses exceeding R270 million in the six months to 31 December 2004.
The Management Board of the NWO is awaiting a report on the effects of the business interruptions caused by the tremors and the sustainability of the operations and will review the report as a matter of urgency.
Together, the No. 2 and No. 5 Shafts account for 30% of NWO’s total production and employs 1905 people.
DRDGOLD’s interests in the NWO are held through its wholly-owned subsidiary, Buffelsfontein Gold Mines Limited.
Johannesburg
March 17, 2005